SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3

(Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation

Monthly Power Sold Report

	Power Sold (Gigawatt hours)			Sales (In billions of Won)
Sector	March 2005	March 2006	Year on year growth	March 2005	March 2006	Year on year growth
For March 2006
Residential	6,519	6,578	0.9%	519	537	3.5%
Commercial	5,704	6,028	5.7%	532	579	8.9%
Educational	368	405	10.2%	31	30	-4.0%
Industrial	14,650	15,437	5.4%	868	945	8.9%
Agricultural	579	590	1.9%	25	26	6.6%
Street-Lighting	215	224	4.0%	14	15	9.5%

Total	28,035	29,263	4.4%	1,988	2,133	7.3%

From Jan. 2006 through Mar. 2006
Residential	20,876	22,028	5.5%	1,748	1,895	8.4%
Commercial	18,204	19,844	9.0%	1,662	1,854	11.5%
Educational	1,051	1,214	15.5%	90	91	1.3%
Industrial	42,142	45,304	7.5%	2,509	2,788	11.1%
Agricultural	1,811	1,955	7.9%	77	87	13.8%
Street-Lighting	688	720	4.7%	43	47	9.9%

Total	84,772	91,065	7.4%	6,130	6,762	10.3%

*	The figures may not add up due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for your convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Samjung & Co., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no undue reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name :	Kim, Myung-Whan
Title :	General Manager
International Finance Department

Date: April 26, 2006